FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 23, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated October 23, 2003 - Pan American Silver Purchases Huaron Royalty

NEWS RELEASE

October 23, 2003

PAN AMERICAN SILVER PURCHASES HUARON ROYALTY

(all amounts in U.S. dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) is pleased to announce it has bought back the existing 3% Net Smelter Royalty on its Huaron silver mine in Peru from a group of Peruvian companies for $2.5 million.

The Huaron mine produces approximately 4.6 million ounces of silver annually at an average cash cost of $3.65/oz and has a projected mine life of more than 10 years. At current production levels and a silver price of $5/oz, the buyout of the royalty will reduce Huaron’s cash costs by $850,000 per year, starting in 2006. As part of a feasibility study launched in September to examine a mine expansion, a $1 million drill program has been initiated to upgrade the mine’s resources and to increase the proven and probable reserve base. Should an expansion to an annual production rate of 6 million ounces prove viable, the purchase of the royalty will save more than $1 million per year in operating costs for the life of the mine.

According to Pan American’s Chairman and CEO, Ross Beaty: “The buy-back of the Huaron royalty is timely and sensible. It will increase Huaron’s already robust cash flow, decrease the mine’s total cash costs and have a positive impact on our earnings over the mine’s operating life. This result will be enhanced if we expand the mine next year, as I fully expect we will. Huaron is an excellent asset and its future growth is now unencumbered.”

-end-

For Further Information Contact:

Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: October 23, 2003